Ansell Limited A.C.N. 004 085 330 Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia GPO Box 772H, Melbourne, Victoria 3001, Australia Telephone (+61 3) 9270 7270 Facsimile (+61 3)

January 3, 2006

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited
Form 20-F for the Fiscal Year Ended June 30, 2004
File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of December 19, 2005.

I have attached our response to the comments raised following your review of our letter dated November 30, 2005. For your convenience, I have included the text of the Staff’s comments at the beginning of our response.

In responding to your comments Ansell Limited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Responses to SEC Comments on Ansell Limited’s Form 20F for Fiscal Year Ended June 30, 2004

Form 6K Filed on October 3, 2005.

1. We have read your response to comment 6 from our letter dated October 28, 2005. You state that you have the right to put your interest in South Pacific Tyres to its partner at a price based on an agreed formula. Please tell us the specific details of this agreed upon formula and how the price is calculated. Please also tell us how you account for the “put” and “call” right. Your explanation should refer to the applicable accounting literature.

Response

Ansell has the right under the South Pacific Tyres (SPT) Partnership Agreement to “put” its interest in SPT to its partner, The Goodyear Tire and Rubber Company (Goodyear), at a price based on an agreed formula at any time during the period August 13, 2005 to August 12, 2006. Subsequently Goodyear has a “call right” from August 13, 2006 to February 12, 2007. The agreed formula for calculating the put value is based on a multiple of the profit performance of the SPT business [ earnings before interest payments, income tax, depreciation and amortisation ] for the 24 months period prior to the put option being exercised adjusted for the level of net debt and outstanding partner loans at the date of exercise of the option.

For AGAAP purposes Ansell’s interest in SPT is carried as an investment. As advised in our letter dated November 30, 2005 SPT’s performance in the six months to June 30, 2005 significantly lagged behind forecast and this together with a revised future trading outlook for the business provided by SPT management indicated that Ansell’s carrying value of its investment in SPT was in excess of the anticipated amount recoverable and necessitated an impairment charge. The investment was accordingly written down by A$80 million. As Ansell has indicated that it will exercise its put option within the required time period the recoverable amount of the investment was determined by reference to the formula for calculating the value of the put option.

As previously noted for AGAAP purposes Ansell discontinued equity accounting for SPT effective July 1, 2001, whereas under US GAAP equity accounting has been consistently applied to date. As a result, from a US GAAP perspective, the A$80 million write-down reported at June 30, 2005 under AGAAP will be reversed as the application of equity accounting up to and including June 30, 2005 has resulted in the carrying value of Ansell’s investment in SPT under US GAAP of $51.3 million being less than the post write-down value at June 30, 2005 under AGAAP of $57.8 million.